August 5, 2024

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People   s Republic of China

       Re: YXT.COM Group Holding Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 1, 2024
           File No. 333-280772
Dear Pun Leung Liu:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 29, 2024 letter.

Amendment No. 1 to Form F-1 filed August 1, 2024
Capitalization, page 91

1. Please revise to remove the derivative liability from your calculation of total capitalization, as this total should only reflect total indebtedness plus equity. We refer you to prior comment 1 and the guidance in Item 3B of Form 20-F.
2. Please tell us and revise to disclose how you determined the total anti-dilution shares to be issued of 12,164,745 and the related price per share at which they will be issued.
3. We note the pro forma adjustment related to anti-dilution provision of RMB86.8 million shown on pages 23 and 104. It appears this amount is reflected as an increase in additional paid-in-capital in your pro forma as adjusted column here. Please tell us where the offsetting amount is reflected or otherwise revise accordingly.
 August 5, 2024
Page 2

Dilution, page 94

4. Please revise to disclose, either in a separate line item or a footnote to the table on page
       95, the number of shares to be issued to existing shareholders related to the anti-dilution provision, and the related average price per ordinary share and average price per ADS.
       Please contact Brittany Ebbertt at 202-551-3572 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Li He